Exhibit 99.1

Nova Winter Freight Season Complete

Anchorage Alaska, May 11, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce the successful completion of its 2026 winter freight mobilization to the Estelle Project in Alaska (Figure 1). All essential heavy equipment and supplies needed for the mining, extraction, and processing of antimony ore under the Department of War (DoW) award have now been delivered to site. In addition, ore sorters have been ordered for delivery in the coming months, and procurement has commenced for processing equipment for the downstream antimony refinery at Port MacKenzie.

Snow trail construction commenced in November, extending from Willow toward the Estelle Camp, with the team successfully completing its largest-ever freight delivery to site —approximately 1.5 million pounds of freight — throughout March and into early April.

To watch a video of showcasing the heavy equipment and supplies transported to the Estelle base camp via this year’s winter snow road click the link below. https://novaminerals.com.au/nova-winter-freight-season-complete-video/

Key Deliveries Included:

1.	Heavy earthmoving and haulage equipment – To support construction of the Stibium access trail, airstrip expansion, development of the onsite ore sorting and processing facilities, and broader site infrastructure works.

2.	Stibium access trail construction materials – Including 25-foot and 45-foot bridge beams, rig mats, and other associated construction materials.

3.	Crushing, screening, conveying, and ore sorting process plant – To support onsite antimony ore processing operations.

4.	Excavators fitted with drill attachments – For mining operations at both the Stibium and Styx antimony prospects

5.	Camp expansion and logistics, transport, and operational support items – Including power generation systems, fuel handling equipment, accommodation and storage units, and a range of personnel and utility vehicles to support ongoing construction, logistics, and site operations.

Nova General Manager and Geologist, Mr Hans Hoffman, commented:

“We are extremely proud of the entire team - from the procurement folks in town to the operators on the trail and our personnel at camp - everyone came together to deliver the largest freight season ever seen this end of the Skwentna River. With our fleet of equipment on site this project is now complete, and we are ready to start three new ones: constructing a trail to Stibium, expanding the existing airstrip, and building an ore sorting and onsite processing plant at camp. Combined with an aggressive drill program, 2026 is shaping up to be a very busy and productive year for Nova.”

500000
550000
600000
650000
5910000
6860000
6810000
Happy River
Korbel
Portage Pass
Stibium
Estelle Camp
West Wing
Stoney
Styx
Train
RPM
Skwentna River
Yentna River
Deshka River
Susitna River
~150km
Willow
Nova Claimblock
2026 Winter Trail
Prospects
NOVA MINERALS
Estelle 2026 Winter Trail
0
25
50 km

Figure 1. Map route of Nova’s 2026 winter snow road

Photos of the 2026 Snow Road Operations and Equipment Delivered to the Camp Site

Figure 2. Mining and processing equipment at the Estelle base camp site

Figure 3. Snow road operations showing three snowcats and a D7 bulldozer linked together, combining 1,825 horsepower about to haul the screen plant up the steepest trail section

Figure 4. Construction of the Stibium access trail with the Stibium antimony-gold prospect visible in the background.

Qualified Persons

Vannu Khounphakdy, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdy holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdy fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a US domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully-funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196